UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 24, 2025

ENZON PHARMACEUTICALS, INC.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation)	001-36435 (Commission File Number)	22-2372868 (IRS Employer Identification No.)

20 Commerce Drive (Suite 135), Cranford, New Jersey (Address of principal executive offices)	07016 (Zip Code)

(732) 980-4500

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
None	N/A	N/A

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement

On October 24, 2025, Enzon Pharmaceuticals, Inc., a Delaware corporation (the “Company” or “Enzon”), entered into (i) an amendment (the “Merger Agreement Amendment”), dated as of October 24, 2025, to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of June 20, 2025, by and among Enzon, EPSC Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of the Company (“Merger Sub”), and Viskase Companies, Inc., a Delaware corporation (“Viskase”), and (ii) an amendment (the “Support Agreement Amendment” and, together with the Merger Agreement Amendment, the “Amendments”), dated as of October 24, 2025, to the Support Agreement (the “IEH Support Agreement”), dated as of June 20, 2025, by and among Icahn Enterprises Holdings L.P. (“IEH”) and certain of its affiliates, Enzon and Viskase. The Amendments were entered into in order to reflect recent developments in the operations of Viskase during the past several months and its expected operations in the near term.

Pursuant to the terms of the Amendments, the parties agreed, among other things, to:

(i)	an adjustment to the exchange ratio as calculated under the Merger Agreement for the exchange of each share of common stock, par value $0.01 per share, of Viskase (the “Viskase Common Stock”), issued and outstanding immediately prior to the merger (the “Merger”) of Merger Sub with and into Viskase, with Viskase surviving the Merger as a wholly owned subsidiary of Enzon (other than shares held by holders that properly exercise dissenters rights, shares held in treasury, and shares held by Enzon, Merger Sub or a wholly owned subsidiary of Viskase, Enzon or Merger Sub) into shares of the common stock, par value $0.01 per share, of Enzon (the “Enzon Common Stock”), such that the current Viskase stockholders will own 55% of the combined company following the Merger;

(ii)	an adjustment to the exchange ratio for the exchange of each share of Enzon’s Series C Non-Convertible Redeemable Preferred Stock, par value $0.01 per share (the “Series C Preferred Stock”), for shares of Enzon Common Stock to be based upon the 20-day volume weighted average price of Enzon Common Stock prior to execution of the Merger Agreement Amendment (the “20-Day VWAP”);

(iii)	a reduction in the minimum amount of cash that Enzon is required to have at the closing of the Merger;

(iv)	Enzon effecting a 1-for-100 reverse stock split (the “Reverse Stock Split”) with respect to all shares of Enzon Common Stock prior to the effective time of the Merger;

(v)	an extension to the date on which either party may terminate the Merger Agreement if the Merger has not yet occurred from 11:59 p.m., Eastern Time, on December 31, 2025, to 11:59 p.m., Eastern Time, on March 31, 2026;

(vi)	with respect to each of Enzon and Merger Sub (each, a “Waiving Party”), waive, consent to and release (a) any inaccuracy in, breach of or failure to comply with any representation, warranty, covenant or agreement of Viskase in the Merger Agreement, to the extent known to such Waiving Party as of the date of the Merger Agreement Amendment (each, a “Viskase Breach”) and (b) any fact, event, circumstance or condition giving rise to a Viskase Breach, in each case to the extent known to such Waiving Party as of the date of the Merger Agreement Amendment and occurring or existing on or prior to such date; and

(vii)	a modification to the definition of “Viskase Material Adverse Effect” in the Merger Agreement to provide that, if Enzon, Merger Sub or any of their respective representatives knew of the material facts of a matter prior to the date of the Merger Agreement Amendment, then no effect, change, event or occurrence arising out of, or resulting from such facts shall constitute a Viskase Material Adverse Effect for all purposes under the Merger Agreement; provided that, for the avoidance of doubt, a Viskase Material Adverse Effect may result from facts that Enzon, Merger Sub or any of their respective representatives become aware of after the date of the Merger Agreement Amendment.

Pursuant to the terms of the IEH Support Agreement (as amended by the Support Agreement Amendment), IEH agreed to, among other things, (i) deliver or cause the delivery of written consents with respect to all of the issued and outstanding shares of Enzon Common Stock held by IEH and its affiliates approving the Merger and the amendment to Enzon’s certificate of incorporation, and (ii) exchange all of the shares of Series C Preferred Stock held by IEH and its affiliates for Enzon Common Stock prior to the consummation of the Merger, based on the full liquidation preference of such shares of Series C Preferred Stock and the 20-Day VWAP.

In connection with the Merger, Enzon intends to prepare and file a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”), in which a consent solicitation statement will be included (the “Registration Statement”), and seek the written consent of Enzon’s stockholders with respect to certain actions, including (i) the Merger Agreement, as amended by the Merger Agreement Amendment, and the transactions contemplated thereby, including the Merger, and (ii) the amendment to Enzon’s certificate of incorporation to change the name of the combined company to Viskase Holdings, Inc. and effect the Reverse Stock Split.

The Amendments have been recommended by a Special Committee of the independent directors of Enzon and have been recommended by a Special Committee of the independent directors of Viskase and, acting upon such recommendations, has respectively been approved by the Boards of Directors of each of Enzon and Viskase. The Board of Directors of the combined company is anticipated to be comprised of Jordan Bleznick, Randolph C. Read, and the other directors to be designated by Viskase in the Registration Statement.

Enzon believes that the Merger as revised pursuant to the terms of the Merger Agreement Amendment will result in Enzon’s net operating losses and other tax benefits to be maintained and available for use by the combined company following the Merger.

The Amendments should not be read alone, but should instead be read in conjunction with the Merger Agreement, the IEH Support Agreement, and the other information regarding the Merger Agreement, the Merger, the Company, Viskase, and the other parties to the Merger Agreement and their respective affiliates and their respective businesses, that will be contained in, or incorporated by reference into, the Registration Statement as well as in the Forms 10-K, Forms 10-Q and other filings that Enzon has made or will make with the SEC.

The foregoing description of the Amendments does not purport to be complete and is qualified in its entirety by reference to the complete text of the Merger Agreement Amendment, a copy of which is attached as Exhibit 2.1 hereto and incorporated herein by reference, and the complete text of the Support Agreement Amendment, a copy of which is attached as Exhibit 10.1 hereto, each of which is incorporated herein by reference. Copies of the Merger Agreement and IEH Support Agreement were filed as exhibits to the Current Report on Form 8-K filed by Enzon on June 23, 2025.

Item 7.01	Regulation FD Disclosure

On October 24, 2025, the Company and Viskase issued a joint press release announcing entry into the Amendments. A copy of the press release is attached as Exhibit 99.1 hereto and incorporated herein by reference.

In accordance with General Instruction B.2 of Form 8-K, the foregoing information, including Exhibit 99.1 shall not be deemed “filed” for the purposes of Section 18 of the Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall such information, including Exhibit 99.1 be deemed incorporated by reference into any filing under the Securities Act or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Important Information About the Merger and Where to Find It

In connection with the proposed transactions between Enzon and Viskase, Enzon intends to file a registration statement on Form S-4 with the SEC that will contain a consent solicitation statement and prospectus (the “Registration Statement”). The Registration Statement will include financial information regarding the combined company. This communication is not a substitute for the Registration Statement or any other documents that Enzon may file with the SEC or that Enzon or Viskase may send to their respective stockholders in connection with the transactions contemplated by the Merger Agreement, as amended. BEFORE MAKING ANY VOTING DECISION, ENZON AND VISKASE URGE INVESTORS AND STOCKHOLDERS TO READ THESE MATERIALS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ENZON, THE COMBINED COMPANY, THE MERGER AGREEMENT, AS AMENDED, AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE MERGER, AND RELATED MATTERS.

You may obtain free copies of the Registration Statement and all other documents filed or that will be filed with the SEC regarding the proposed transaction at the website maintained by the SEC at www.sec.gov. Once filed, the Registration Statement will be available free of charge on Enzon’s website at https://www.enzon.com. Investors and stockholders are urged to read the Registration Statement and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction.

Participants in the Solicitation

Each of Enzon and Viskase and each of their respective directors and executive officers and certain of their other members of management and employees may be deemed to be participants in the solicitation of consents or proxies in connection with the Merger Agreement, as amended, and the transactions contemplated thereby, including the Merger. Information about Enzon’s directors and executive officers is included in Enzon’s Amendment No. 1 to the Annual Report on Form 10-K/A for the year ended December 31, 2024, filed with the SEC on April 28, 2025, and Enzon’s definitive proxy statement for its 2024 Annual Meeting of Stockholders, filed with the SEC on August 8, 2024. Additional information regarding these persons and their interests in the transactions contemplated by the Merger Agreement, as amended, as well as information regarding Viskase’s directors and executive officers, will be included in the Registration Statement relating to the Merger Agreement, as amended, and the transactions contemplated thereby, including the Merger, when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication is not intended to be, and shall not constitute, an offer to sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Cautionary Statements Regarding Forward-Looking Statements

Certain statements contained in this filing may be considered forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction involving Enzon and Viskase, the ability to consummate the proposed transaction, and the ability to quote the common stock of the combined company on the “OTCQB” tier of the OTC market of the OTC Markets Group, Inc. Forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “may,” “will,” “should,” “would,” “expect,” “anticipate,” “plan,” “likely,” “believe,” “estimate,” “project,” “intend,” and other similar expressions, among others. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties and are not guarantees of future performance. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: (i) the risk that the conditions to the closing of the proposed transaction are not satisfied, including the failure to obtain the necessary approvals for the proposed transaction; (ii) uncertainties as to the timing of the consummation of the proposed transaction, including timing for satisfaction of the closing conditions, and the ability of each of Enzon and Viskase to consummate the proposed transaction; (iii) the ability of Viskase to timely deliver the financial statements required by the Merger Agreement, as amended; (iv) the possibility that other anticipated benefits of the proposed transaction will not be realized, including without limitation, anticipated revenues, expenses, earnings and other financial results, and growth and expansion of the combined company’s operations, and the anticipated tax treatment of the combination; (v) potential litigation relating to the proposed transaction that could be instituted against Enzon, Viskase or their respective officers or directors; (vi) possible disruptions from the proposed transaction that could harm Enzon’s or Viskase’s respective businesses; (vii) the ability of Viskase to retain, attract and hire key personnel; (viii) potential adverse reactions or changes to relationships with customers, employees, suppliers or other parties resulting from the announcement or completion of the proposed transaction; (ix) potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect Enzon’s or Viskase’s financial performance; (x) certain restrictions during the pendency of the proposed transaction that may impact Enzon’s or Viskase’s ability to pursue certain business opportunities or strategic transactions; (xi) the exchange ratio and relative ownership levels as of the closing of the transactions contemplated by the Merger Agreement, as amended; (xii) estimates regarding future revenue, expenses, and capital requirements following the closing of the transactions contemplated by the Merger Agreement, as amended; (xiii) legislative, regulatory and economic developments; (xiv) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism, trade wars, or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors; and (xv) such other risks and uncertainties, including those that are set forth in the Registration Statement under the heading “Risk Factors”, in Enzon’s periodic public filings with the SEC, and in Viskase’s annual and quarterly reports posted to Viskase’s website. Enzon and Viskase can give no assurance that the conditions to the proposed transaction will be satisfied. Except as required by applicable law, neither Enzon, nor Viskase undertakes any obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit	Description

2.1	First Amendment to Agreement and Plan of Merger, dated as of October 24, 2025, by and between Enzon Pharmaceuticals, Inc., EPSC Acquisition Corp., and Viskase Companies, Inc.

10.1	First Amendment to Support Agreement, dated as of October 24, 2025, by and between Icahn Enterprises Holdings L.P. and certain of its affiliates, Enzon Pharmaceuticals, Inc. and Viskase Companies, Inc.

99.1	Press Release, dated October 24, 2025.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ENZON PHARMACEUTICALS, INC.
(Registrant)
Date: October 24, 2025
	By:	/s/ Richard L. Feinstein
	Name:	Richard L. Feinstein
	Title:	Chief Executive Officer, Chief Financial Officer and Secretary